AEM SPA


06011982



FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/090/2006/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

SUPPL

BY COURIER

March 20, 2006


SEC MAIL PROCESSING
RECEIVED
MAR 23 2006
WASH, D.C.
209
SECTION

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

p. Maria Angela Nardone
Company Secretary

PROCESSED
MAR 29 2006
THOMSON
FINANCIAL

Encl.

AEM S.P.A.
20122 Milano - Corso di Porta Vittoria, 4 - Tel. +39 027720.1 - Fax +39 027720.3920
Capitale Sociale € 936.024.648,00 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153

od. 5968117 - 3.2005

AEM SPA


RECEIVED
MAR 2 3 2006
SEC MAIL PROCESSING
WASH, D.C. 209 SECTION

PRESS RELEASE

2005 RESULTS APPROVED

Consolidated income tops euro 3.1 billion
Gross operating income and net income of
euro 767 milion and euro 242 milion respectively

Dividends proposed to the Shareholders' Meeting up by 5.7% (5.6 cents/euros per share)

Milan, 20 March 2006 - The Board of Directors of AEM Spa, chaired by Mr. Giuliano Zuccoli, met today, and examined and approved the AEM Group consolidated result for the year ended on 31 December 2005, calculated applying the valuation and measurement criteria defined by the international accounting principles (IAS/IFRS). The comparative reference data for the 2004 financial year were also drawn up according to the same accounting principles. The Board of Directors of AEM SpA also examined and approved the AEM SpA balance-sheet for the 2005 year, drawn up according to Italian accounting principles.

The consolidated profit and loss account for the 2005 year includes the proportional consolidation of 50% of the Edison Group for the period 1 October – 31 December, after acquisition of joint control of Edison with EDF. The consolidated assets and liabilities data at 31 December 2005 include the proportional consolidation of 50% of the financial position of the Edison Group on that date.

The consolidated balance-sheet for 2005 also includes the effects of the proportional consolidation of 20% of Edipower SpA, which were also included in the financial reports for the preceding year.

*****

Results.

AEM Group revenues reached euro 3,155 million in 2005, 1,067 million of which attributable to the proportional consolidation of the Edison Group in the fourth quarter of the year. Applying the same consolidation perimeter as in the 2004 year, revenues totalled euro 2,088 million, an increase of 10.8% over the preceding year. This growth is mainly attributable to the increases in the sale prices of electricity and gas that reflected the trends in international fuel price markets, the valuation of the green certificates in excess produced by the renewable plants of the AEM group, and to higher sales of district heating.

These revenues were offset by a fall to 7,908 million GWh (-15.6%) in electricity production

caused by the non-availability of some thermoelectric plants owned by Edipower due to breakdowns, and the shutdown of the 380 MW combined c cle unit at the Cassano d'Adda power station for repowering works. This trend was worsened by low rainfall, which caused a considerable fall in hydroelectric power generation. In fact, quantities of hydroelectric power during the period were the lowest in the last 40 years.

Operating costs totalled euro 2,197 million. Net of the Delmi group (Transalpina di Energia/Edison) consolidation effects of euro 842 million, operating costs totalled euro 1,355 million, 15.3% higher than in the 2004 year. The reason for this increase lies in the trend of higher prices in raw materials on international markets and the increased quantities of electricity purchased. The higher electricity purchases were required by the obligation to procure the entire electricity requirement to cover the captive market from the Single Buyer, which came into force on 1 April 2004, and by the fall in our own electricity production.

Gross operating income totalled euro 767 million, 38% higher than in the preceding year. Euro 194 million of this was due to the consolidation of the Delmi/Tde/Edison Group. Applying the same consolidation perimeter, the gross operating income was euro 573 million as compared to euro 556 million from the preceding year; this amount included also euro 35 million net extrarodinary items. If the latter is ignored, the increase within the same consolidation perimeter is euro 52 million, essentially related to the good performance of the electricity industry, due to the improved mix of sales and procurement, the contribution made by the green certificates awarded in 2005 to the Premadio/Fraele plant in Valtellina, and the settlement related to the hydroelectric rent for the 2001 financial year.

After **depreciation, amortization and provisions** totalling euro 373 million, the **EBIT** was euro 394 million (354 million in 2004).

Consolidated net income of the year totalled euro 242 million, after a negative balance of euro 38 million on financial activity (including the euro 50 million gain achieved in the sale of the Fastweb S.p.A. holding), net charges of euro 25 million for consolidated company Edison not directly related to the industrial and financial management, losses due to the divestment of fixed assets totalling euro 5 million, tax for the year totalling euro 75 million, and minorities in Edison S.p.A. and Delmi S.p.A. totalling euro 10 million.

The various sectors of activity of the Group contributed to create these results as follows[1]:

	2005		2004	
€ Million	Revenues (1)	Gross Operating Income	Revenues (1)	Gross Operating Income
Electric power	1,654	443	822	260
Gas and Heating	1,180	115	592	59
Regulated markets and networks	793	216	758	217
Services	107	(27)	115	(4)
Other activities and adjustments	(627)	20	(402)	24
Total	3,107	767	1,885	556

(1) Other operating revenues excluded

[1] These sector classifications are used for the first time for the 2005 financial year, to supply better information and to align our information to that supplied by the Edison group.

Balance sheet

At 31 December 2005, **net consolidated invested capital was euro 9,418 million,** euro 3,673 million of which covered by **shareholders' equity** (including 2,024 million held by third parties), and **net financial debt** was euro 5,745 million (1,982 million at 31 December 2004).

The increase in net invested capital over the preceding year is euro 6,051 million.

The increase in net financial debt over the preceding year is essentially related to the acquisition of joint control of the Edison Group, and the financing of this operation, which required an increase of euro 4 billion in the net financial debt of the group.

If the above acquisition operation is not considered, the net financial position of the Group would be euro 270 million better than in the preceding year.

Forward–looking statements

The results for 2006 will be favourably influenced by the startup of the new combined cycle unit at Cassano d'Adda and of some Edipower and Edison plants, the full availability of plants which experienced interruptions in 2005, and the foreseeable increase in hydroelectric plant production.

So far as the gas sector is concerned, despite strong pressure on tariffs in the regulated sector, the group expects to achieve results in line with those of the preceding years.

CALL OF SHAREHOLDERS' MEETING AND DIVIDENDS

The Board of Directors of AEM S.p.A. deliberated to call an ordinary shareholders' meeting for 28 April 2006, as first date of convocation, and for 5 May 2006 as second date of convocation.
Distribution of a dividend of 5.6 eurocents per share, a 5.7% increase on the preceding year, will be proposed at the shareholders' meeting, with payment from 22 June 2006 using coupon no. 8 (date of issue 19 June 2006)

• * *

Enclosures:

Profit and Loss Account

€ Million	*2005*	*% on revenues*	*2004*	*% on revenues*	*Change*
Total Revenues	**3,155.00**	***100.0%***	**1,885.0**	***100.0%***	**1,270.0**
Where:					
- revenues from sales	*3,107.00*		*1,885.00*		*1,222.00*
- other revenues	*48.00*		*0.00*		*48.00*
Operating costs	(2,197.00)	*-69.6%*	(1,175.00)	*-62.3%*	(1,022.00)
Labour costs	(191.00)	*-6.1%*	(154.00)	*-8.2%*	(37.00)
Gross operating income (EBITDA)	**767.00**	***24.3%***	**556.00**	***29.5%***	**211.00**
Depretiation	(242.00)	*-7.7%*	(139.00)	*-7.4%*	(103.00)
Provisions	(131.00)	*-4.2%*	(63.00)	*-3.3%*	(68.00)
Operating Income (EBIT)	**394.00**	***12.5%***	**354.00**	***18.8%***	**40.00**
Financial balance	(38.00)	*-1.2%*	(62.00)	*-3.3%*	24.00
Affiliates	1.00	*0.0%*	-	*0.0%*	1.00
Extraordinary items	(30.00)	*-1.0%*	8.00	*0.4%*	(38.00)
Income before taxes	**327.00**	***10.4%***	**300.00**	***15.9%***	**27.00**
Taxes	(75.00)	*-2.4%*	(89.00)	*-4.7%*	14.00
Net income	**252.00**	***8.0%***	**211.00**	***11.2%***	**41.00**
Minorities	(10.00)	*-0.3%*	(1.00)	*0.0%*	(9.00)
Net income of the group	**242.00**	*7.7%*	**210.00**	***11.1%***	**32.00**

Statement of Assets and Liabilities

€ Million	31.12.2005	%	31.12.2004	%	Change
Employed capital					
Net fixed capital	9,243.00	98.1%	3,330.00	98.9%	5,913.00
Working capital	175.00	1.9%	37.00	1.1%	138.00
Assets/liabilities on sales	0.00	**0.0%**	0.00	0.0%	0.00
Total employed capital	**9,418.00**	**100.0%**	**3,367.00**	100.0%	**6,051.00**
Source of funding					
Shareholders's equity	**3,673.00**	39.0%	**1,385.00**	41.1%	**2,288.00**
Total financial position Beyond the next financial year	5,001.00	53.1%	1,730.00	51.4%	3,271.00
Total financial position Within the next financial year.	744.00	**7.9%**	252.00	7.5%	492.00
Total net financial position	**5,745.00**	**61.0%**	**1,982.00**	58.9%	**3,763.00**
Total coverage sources	**9,418.00**	**100.0%**	**3,367.00**	100.0%	**6,051.00**

BOZZA

Cash-flow Statement

€ Million	31.12.2005	31.12.2004
OPENING NET FINANCIAL POSITION	**(1,982.00)**	**(1,926.00)**
Net income for the period	242.00	210.00
Depreciation and Amortization	242.00	139.00
Changes in assets and liabilities	900.00	(95.00)
Cash folw generated by current operations	**1,384.00**	**254.00**
Net capital expediture on tangible, intangible and financial assets	**(7,177.00)**	**(221.00)**
Changes in minority interests	2,021.00	-
Change in shareholders' equity	104.00	-
Net income distributed	(95.00)	(89.00)
Cash-flow absorbed by changes in shareholders' equity	**2,030.00**	**(89.00)**
CLOSING NET FINANCIAL POSITION	**(5,745.00)**	**(1,982.00)**

* * *

For further information:

Ufficio Stampa AEM S.p.A.
tel. 027720.3093
ufficiostampa@aem.it
www.aem.it

Investor Relations
tel. 027720.3879
ir@aem.it
www.aem.it